  Exhibit 99.1

High Tide Announces Preliminary Q3 2025 Guidance

The Company Expects Record Revenue, Adjusted EBITDA Ahead of Analyst Forecasts and a Two-Year High in Same-Store Sales Growth

The Company Also Shares Details of Its Q3 2025 Earnings Event

CALGARY, AB, Aug. 18, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to release guidance estimates regarding anticipated results for its third fiscal quarter ended July 31, 2025.

	Management Guidance Range (Expressed in millions of Canadian Dollars)		Implied Sequential Quarter-over-Quarter Change		Implied Year-over-Year Change		Analyst Expectations[1] (Millions of Dollars CAD)
	Low	High	Low	High	Low	High	Low	Consensus	High
Revenue	$147.0	$150.0	7%	9%	12%	14%	$145.8	$146.0	$146.3
Gross Margin	$38.5	$40.0	9%	13%	9%	13%	$37.7	$38.0	$38.3
Adjusted EBITDA[2]	$9.6	$10.6	19%	31%	0%	10%	$8.1	$8.4	$8.6

Notes:
1.	Based on FactSet Reporting as at August 17, 2025; https://www.factset.com.
2.	Adjusted Earnings before interest, taxes, depreciation, and amortization ("EBITDA"). This measure does not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and is, therefore, unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and, therefore, highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

"This quarter's guidance showcases the strength and momentum of High Tide like never before. We expect to deliver record revenue and powerful sequential Adjusted EBITDA growth. These results have been fueled by a projected 7.4% increase in same-store sales during the quarter, which was our fastest growth rate in two years," said Raj Grover, Founder and Chief Executive Officer of High Tide. "These results, anticipated to be well above analyst expectations, highlight how underappreciated our core Canadian business remains. With our entry into Germany, through the recently announced acquisition of a majority stake in Remexian Pharma GmbH, we're no longer just a Canadian success story—we're building the next global cannabis powerhouse."

The Company anticipates releasing full financial and operational results for the third fiscal quarter ended July 31, 2025 on Monday, September 15, 2025, after markets close, with a conference call the following morning.

WEBCAST LINK FOR HIGH TIDE EARNINGS EVENT

The Company will host a webcast and conference call to discuss its audited results and outlook at 11:30 AM (Eastern Time) on Tuesday, September 16, 2025.

https://app.webinar.net/6NDyqVDQLzX

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

North American Toll Free: 1-888-510-2154
International Toll Free (Germany): 498005889782

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 203 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: continued strength and momentum of the Company; the Company reporting record revenue, powerful sequential Adjusted EBITDA growth and an increase in same-store sales during the quarter; the results being above analyst expectations; the date and time of the release of the Company's third fiscal quarter ended July 31, 2025 results and their webcast and conference to discuss the results thereof; and the Company building the next global cannabis powerhouse. Readers are cautioned not to place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation maybe material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI. Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the Company's current and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading" Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

IMPORTANT INFORMATION REGARDING PRELIMINARY FINANCIAL RESULTS CITED

The preliminary estimated financial results and other data for the third fiscal quarter ended July 31, 2025 set forth above are forward-looking information, unaudited and subject to the completion of the Company's financial closing procedures. This data has been prepared by, and is the responsibility of, the Company's management. High Tide's independent registered public accounting firm, Davidson & Company LLP, Chartered Professional Accountants, does not express an opinion or any other form of assurance with respect to the preliminary estimated financial results. The Company currently expects that its final results will be consistent with the estimates set forth above, but such estimates are preliminary and High Tide's actual results of operations and other data could differ materially from these estimates due to the completion of final adjustments and other developments that may arise between now and the time such consolidated financial statements for the fiscal quarter ended July 31, 2025 are released.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 18-AUG-25